UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            PRO-PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    74267T109
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_|  Rule 13d-1(b)
                               |_|  Rule 13d-1(c)
                               |x|  Rule 13d-1(d)


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CUSIP No. 74267T109                                                  Page 2 of 5

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1.   NAME OF REPORTING PERSON                                        James Czirr
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  |_|
                                                                        (b)  |X|

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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  NUMBER OF    5.   SOLE VOTING POWER                                  4,877,868
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                                        0
  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                             4,877,868
  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                                   0
    WITH
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,877,868

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     24.4%

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12.  TYPE OF REPORTING PERSON*                                                IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74267T109                                                  Page 3 of 5

Item 1(a).  Name of Issuer:

            Pro-Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            189 Wells Avenue, Suite 200
            Newton, MA  02459

Item 2(a).  Name of Person Filing:

            James Czirr

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            425 Janish Drive
            Sandpoint, ID  83864

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

            74267T109

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a)   |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act.

            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

            (d)   |_|   Investment company registered under Section 8 of the
                        Investment Company Act.

            (e)   |_|   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

            (g)   |_|   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act.

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not Applicable

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CUSIP No. 74267T109                                                  Page 4 of 5

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a)   Amount beneficially owned:                    4,877,868*

            (b)   Percent of class:                             24.4%**

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or direct the vote:                     4,877,868

                  (ii)  Shared power to vote or to direct the vote:                0

                  (iii) Sole power to dispose or to direct the disposition of:     4,877,868

                  (iv)  Shared power to dispose or to direct the disposition of:   0

      * Includes 16,000 shares owned by minor children of Mr. Czirr, as to which Mr. Czirr disclaims beneficial ownership.

      **    Based on 19,960,646 shares outstanding as of February 3, 2003.


Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

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CUSIP No. 74267T109                                                  Page 5 of 5

Item 10.    Certification.

            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2003                        /s/ James Czirr
                                              -------------------------
                                              James Czirr